11/13.

02060615

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Striker Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

FILE NO. 82- 3585 FISCAL YEAR 6-30-02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 12/16/02

STRIKER
RESOURCES NL
ABN 86 009 153 119



ANNUAL REPORT 2002

Corporate Directory

DIRECTORS
Ewen W.J. Tyler *(Chairman)*
Clayton Dodd *(Managing Director)*
Charles William (Bill) Duchatel
Craig Readhead *(Alternate Clayton Dodd)*

COMPANY SECRETARY
Kevin R. Hart

PRINCIPAL AND REGISTERED OFFICE
10th Floor
256 Adelaide Terrace
Perth WA 6000
Telephone: (08) 9221 3355
Facsimile: (08) 9221 1730
Email: info@striker.com.au

SHARE REGISTRY
Security Transfer Registrars Pty Ltd
770 Canning Highway
Applecross WA 6153
Telephone: (08) 9315 0933
Facsimile: (08) 9315 2233
Email: registrar@securitytransfer.com.au

AUDITORS
PricewaterhouseCoopers
QV1
250 St George's Terrace
Perth WA 6000

BANKERS
ANZ Banking Group Limited
8 St George's Terrace
Perth WA 6000

SOLICITORS
Pullinger Readhead Stewart
Level 1, Scott House
46-50 Kings Park Road
West Perth WA 6005

ASX CODE
SKR – Shares

WEB SITE
www.striker.com.au

Front Cover:
Gold particles 88 Creek
North Kimberley Sunrise (photo courtesy Glen Brown)
Seppelt 2 diamonds

It is with pleasure that I review a year of very positive progress, made under difficult conditions both internationally and in Australia.

Our search for diamond deposits, the Company's core business, has advanced substantially, not withstanding the Ashmore disappointment. We were recently delighted to advise of results from bulk sampling programs undertaken at the Seppelt 1 and 2 pipes, which show very promising diamond grade. In particular Seppelt 2 has produced an outstanding grade and stone size from the initial bulk sample.

It represents the best ever bulk sample result for the company and certainly for the Australian diamond industry since Argyle was discovered some 20 years ago.

As part of our joint venture for diamonds with De Beers, they made us aware of results from their hyperspectral scanner and gravel sampling programs, showing extensive rock alteration and gold grains in a number of samples.

As the rock alteration, and particulate gold covered a belt some 70 kms x 20 kms in extent, it was decided that shareholder value might be best enhanced by further exploration, to see whether it hosted a new, and previously unsuspected major goldfield.

I am pleased to report that our efforts have been rewarding and a recent drilling program has confirmed gold mineralisation in bedrock, heralding a new gold province.

We were very disappointed with the actions of AngloGold Australia when, privy to confidential data, applied for 4,000 km^2 of ground all around us. We have been unable to reach a commercial settlement with AngloGold and have subsequently taken legal action against them in the Supreme Court of Western Australia for breach of the Confidentiality Agreement.

Bulk sampling for evaluation at the Seppelt 1 kimberlite, following on the successful mini bulk sampling by large diameter drilling in 2001, is very positive. Opening a pit on the southern lobe of the pipe has provided macrocrystic kimberlite for processing. Results to date support a grade of around 43 carats per hundred tonnes, as indicated by the previous drill sampling. Drilling has indicated an inferred resource of about 1.7 million tonnes at Seppelt 1, and further processing will provide sufficient diamonds to obtain an estimate of diamond value. Seppelt 2, about 5 kms away from Seppelt 1, has also been bulk sampled, with great encouragement. An initial 183 tonne bulk sample of near surface kimberlite has produced 360 carats of diamonds for a grade of 1.95 carats per tonne. Of major significance was the number of large diamonds recovered in excess of 0.25 carat in size. The Seppelt structure and nearby parallel structures, yet to be drilled, are showing the promise of being the Company's first diamond producing property.



Seppelt 2 diamonds

Extensive soil sampling by Striker in the gold corridor has identified more that 30 areas with anomalous gold in soils. It is, of course, necessary to prioritise future work. For the moment, the top priority is being given to what is called the discovery site at "88 Creek", and at "Magnesite Creek", some 12 km distant. Drilling has been carried out, and an exploration model developed. It is very exciting. Drilling to shallow depths, on average less than 100 m., shows that the gold mineralisation in altered sandstone is within a pyritic blanket which has been hydrothermally introduced, presumably from a nearby source at depth. The mineralisation appears to have spread laterally in reactive strata, amenable to solution movement. It is clearly part of an extensive deep seated epithermal system. The task for the explorer, is to find where, in this system, the most gold is concentrated. Based on experience with this style of mineralisation elsewhere, structural traps controlled by faulting and folding, will give rise to concentration of the gold.

To advance its projects in the North Kimberley during the year, Striker spent almost $5 million. The area in which we work is extremely isolated, with virtually no infrastructure. For some 3 years the company has been seeking the Government's approval to establish a gravel based simple barge landing site near Far-Away-Bay on the Kimberley coast.

Chairman's Review

To be able to land stores and equipment at such a place, would effect a great cost saving by reducing the distance travelled, and the cost of track refurbishment every year after the rains. It is envisaged that at this stage of the company's development the landing site would be occupied for a few hours on the tide, on perhaps 5 days each year. Notwithstanding the sense of the proposal, and its support by the Balanggarra Traditional Owners, the hue and cry raised by the Eco Tourist industry, and the owners of the Far-Away-Bay Bush Camp, seem out of all proportion to a minimal disturbance proposal, well removed from the camp's location. The State Government, it would seem, chooses to ignore the needs of those engaged in resource development, in favour of tourism.

Striker relies on the support of its shareholders to fund its exploration endeavours. The Australian Mining Industry is an important source of revenue to both Governments and the Nation, but today it would seem that we are a forgotten people when it comes to taxation assistance to our subscribers of risk capital. In earlier days, subscribers of share capital to mining companies could get what was called a *Section 7D taxation deduction for the amounts subscribed. In Canada, supporters of* their mining industry gain benefits from "Flow through funding". Our Federal Government Minister, Ian McFarlane, is in the process of forming a committee with an "Action Agenda" with a years time line, to identify key issues facing the exploration industry. It seems to me incredible that the Government and Parliament between them haven't got enough experience, in what is Australia's principal developer of out-back Australia, to see for themselves what is wrong, and what needs to be done. We are a long term industry, and the damage done in the last decades, when the Parliaments went to sleep, won't be felt for a generation.



Gold particles – 88 Creek

It has been a difficult year internationally, with uncertainty on every side. Your company, with interests in diamonds and now gold, is well placed. The world relies on Africa for the bulk of its production of both commodities. Africa today is beset with problems, with limited islands of stability. Australia, for all its difficulties, is an unexplored land mass with a people well versed in discovery, and Africa's failures will bring our rewards.

The share market has not been kind to our sector since the burst of enthusiasm seen at the end of 2001, faded away. Major mining stocks are now trading near the bottom of their trading range, with only the gold stocks seemingly, to some extent, immune. We have done well, trading up to 12 cents, but for the moment we languish somewhat with the market. As our investments are in the right commodities, we have grounds for optimism.

I want to place on record the board's thanks to the management for a year of success, and to our shareholders for their continuing support.

Ewen W. J. Tyler AM
Chairman

1. INTRODUCTION

The 2001-2002 field season has been one of great excitement and encouragement for the company. Striker maintained its focus on diamond exploration and the evaluation of the Seppelt kimberlite pipes and also undertook a major gold exploration initiative on the northern portion of its extensive North Kimberley tenement holdings.

Recently announced bulk sample results from the Seppelt 2 kimberlite pipe are outstanding and represent the most significant bulk sample result obtained from a kimberlite pipe in Australia since the Argyle Mine some 20 years ago.



Selection of Seppelt 1 diamonds

The Seppelt 1 pipe continues to maintain a healthy grade in excess of 40 carats per 100 tonnes (cpht), whilst Seppelt 2 is currently running at 195cpht (1.95 carats per tonne). Both pipes will be fast tracked to complete scoping studies for a decision to trial mine.

The company's recent entry into exploration for gold arose out of the significant evidence for primary gold mineralisation collected by joint venture partner De Beers as part of their diamond exploration program on joint venture ground.

The gold project has advanced substantially over the past few months with recent drilling confirming the presence of primary gold mineralisation, heralding a new gold province.

De Beers is continuing to earn up to 50.1% interest in the Casuarina project area, which was extended to now encompass an area of 2,700km^2.

Striker's interests in tenements in the Kimberley have also increased over the last year and now stand at 18,500km^2.


Ashmore Camp
King Edward Project Area
Seppelt Pipe
Collison Anomalies
MAP AREA
WESTERN AUSTRALIA
Perth
Magnesite Creek
88 Creek
Oombulgurri Gold Project
N
25km
Striker Resources Tenement Interest
AngloGold Australia Ltd
BestBet Pty Ltd
Heron Resources Ltd
Other Companies

North Kimberley Tenement Block

Review of Activities

DIAMONDS

2. SEPPELT DIAMOND PROJECT

The Seppelt Diamond Project is an area of 145km^2 from which indicator minerals and diamonds have been recovered. Work in this area is focused on the ongoing evaluation of the Seppelt 1 and 2 pipes, as well as the follow-up of unresolved indicator-mineral and diamond occurrences.

2.1 Seppelt 1 Evaluation

The Seppelt 1 pipe consists of 2 lobes about 100m apart, with a combined area of approximately 0.7ha. The pipe was discovered by the De Beers group in 1992 and sold to Striker in 1995. Due to Native Title issues Striker was not able to commence exploration in the region until the 1998 field season. De Beers maintain a royalty interest and commercial marketing rights over diamonds produced from the pipe.

An inferred resource of 1.7 million tonnes has been identified for the Seppelt pipe to a depth of 140m in the North lobe and a depth of 110m in the South lobe. Peripheral breccias account for an additional 200,000 tonnes and are largely reported in the upper portions of each lobe.


A
WEST
B
EAST
Pit Wall
40.46 Cpht
32.42 Cpht
5m
02-075-001
02-075-101
17.40 Cpht
21.97 Cpht
Pit Wall
Country Rock
10m
02-076-001
02-076-101
Pipe Boundary
45.20 Cpht
15m
Pipe Boundary
02-077-001
02-077-101
Seppelt One South Lobe
N
A
B
20m
02-078-001
Country Rock
Kimberlite
43.60 Cpht
Kimberlite
Kimberlite breccia
25m
02-079-001
2002 Bulk Sample
02-079-001
2m
28m
Sandstone
Cobble Conglomerate
Claystone
Organic and Sulphide Rich Claystone
Kimberlite

Seppelt 1 Pit

2001 Mini-Bulk Sampling

During the 2001 field season, both Seppelt 1 lobes were subject to mini-bulk sampling by means of large diameter (270mm) reverse circulation drilling with 3 holes drilled into each lobe.

The results of this drilling revealed that the North and South lobes had 30m and 20m of crater infill sediment respectively overlying fresher macrocrystic kimberlite. Processing of the kimberlite obtained from this program proved the macrocrystic kimberlite to have a grade of 38.7cpht. Too few diamonds were recovered to enable an average carat value to be established for the diamonds.



Seppelt 1 diamonds – largest 1.949 ct

2002 Bulk Sampling Program

To further test the grade of the macrocrystic kimberlite and to obtain a larger parcel of diamonds for valuation purposes, the South lobe, being the shallowest, was excavated to obtain samples for processing through Striker's HMS facility at Ashmore.

Excavation of the pipe revealed an interbedded sequence of cobble conglomerates and claystones extending to a depth of 20m, which have been collectively termed crater infill sediments. Underlying these infill sediments was weathered, textured, macrocrystic kimberlite. Results to date from the bulk testing of both the crater infill sediments and the underlying macrocrystic kimberlite is shown in Table 1.

Approximately 8,900 commercially sized diamonds (greater than 1mm) have been recovered to date from the processing of samples of kimberlite and crater infill sediments, including gem quality diamonds of 1.95, 1.55 and 1.2 carats in size.

These samples were processed through the Mark III HMS plant sited at Ashmore. The plant has a bottom square mesh screen with an aperture of 0.75mm giving an effective lower cut-off of close to 1mm. The plant feed is restricted to +0.75mm to -10.0mm.

TABLE 1:
Seppelt 1 – Summary of Diamond Recoveries

Sample #	Sample Description	Dry Feed Wt tonnes	No of +1mm Diamonds	Weight ct*	Grade cpht*
02-075-001	0 - 6m Infill	88.1	1,475	35.66	40.46
02-075-101*	0 - 6m Infill	147.1	2,259	47.70	32.42
02-076-001	6 - 12m Infill	83.4	654	14.51	17.40
02-076-101*	6 - 12m Infill	69.5	1,020	15.26	21.97
02-077-001*	12 - 18m Infill	93.2	2,157	42.11	45.20
02-077-101*	12 - 18m Infill	–	Sorting pending		
02-077-201*	12 - 18m Infill	–	Processing pending		
02-078-001*	18 - 22m Kimberlite/Infill	–	Sorting pending		
02-079-001	22 - 26m Kimberlite	79.8	1,387	34.79	43.60
Total	**0 - 26m**	**561.10**	**8,952**	**190.03**	**33.87**

** Sorting incomplete cpht = carats per 100 tonnes. ct = carats*

The grade of 43.6cpht from the weathered kimberlite is consistent with the previously obtained grade of 38.7cpht obtained from the fresher kimberlite tested by the large diameter drilling. With the grade confirmed, processing of the crater infill material is continuing aimed at building up a 500ct plus diamond parcel for valuation purposes. The diamonds will be submitted to a number of selected diamond valuers, including the De Beers Group, who hold commercial marketing rights over the Seppelt 1 production. These results place the company on track to commence scoping studies for the purposes of making a decision to undertake trial mining.

2002 Drilling Program

The close proximity of the 2 lobes of the Seppelt 1 pipe, and the fact that kimberlite dykes have been noted to occur between the lobes is evidence that the lobes breach along the common fracture on which they are located. Drilling is currently under way in this zone to test whether the lobes coalesce into one pipe, at depth and to provide improved definition of the kimberlite envelope.

Review of Activities



Seppelt 2 diamond 1.37 ct

2.2 Seppelt 2 Evaluation

The Seppelt 2 kimberlite body is located some 5 km to the south of Seppelt 1 and on the same northeast trending regional fracture. Little is known of this body which was identified by De Beers in 1992 but not tested for commercial diamond grade. Delineation drilling is currently under way to ascertain the size and shape of the body.

2002 Bulk Sample

The Seppelt 2 kimberlite body has been excavated and a 183 tonne sample of textured macrocrystic kimberlite processed through the HMS facility at Ashmore. Sorting of the diamonds recovered from processing this sample are incomplete, however, results so far exhibit an exceptional grade likely to be in excess of 2 carats per tonne. Details are shown in Table 2.

TABLE 2:
Seppelt 2 – Summary of Diamond Recoveries

Sample #	Sample Description	Dry Feed Wt tonnes	No of +1mm Diamonds	Weight ct*	Grade cpht**
02-021-001	2 - 6m kimberlite	183	6,000	359.6	195

** Sorting of the concentrate is incomplete*
*** This grade will increase as sorting progresses*

As indicated by Table 3, diamond recoveries from Seppelt 2 exhibit a high proportion of stones in the greater than 0.25 carat category.

TABLE 3:
Seppelt 2 Diamond Size Distribution

Diamond Size	Number of diamonds	Weight (cts)
Between 2 and 3 carats	4	10.390
> than 1 carat	17	21.491
> than 0.5 carat	29	23.174
> than 0.25 carat	187	64.188
< than 0.25 carat	5,763	240.357
Total	**6,000**	**359.60**

2.3 Seppelt 4 Prospect

The Seppelt 4 prospect is located 5km southwest of the Seppelt 1 pipe. High indicator-mineral counts have reported to loam samples taken in this area, and are also coincident with fractures which parallel the Seppelt 1 fracture. The previously reported bulk stream result of 165 diamonds for 7.35 carats is likely sourced from this area. Work is currently focused on prospecting the length of these newly identified fractures for possible kimberlite pipes.

2.4 Seppelt 5 Prospect

The Seppelt 5 prospect is located on the same fracture as the Seppelt 1 and Seppelt 2 pipes, some 3km south of Seppelt 1. High indicator-mineral counts and diamonds have reported to loam samples from this area. This is a priority target because of the proven diamond-bearing nature of this particular fracture.

3. COLLISON PROSPECT

Ground magnetic surveys completed in the Collison area, located several kilometers north of the Pteropus pipes highlighted three bulls-eye type magnetic anomalies. These responses are regarded as remnantly magnetised bodies up to 250m in diameter. Although closely associated with significant stream indicator-mineral anomalies, loam samples taken over the anomalies failed to report indicator-minerals. Soil geochemical samples taken across two of the anomalies and analysed using an enzyme leach technique did produce results suggesting the possible presence of a kimberlite. Subsequent, verticle hole, drill testing of the two main anomalies failed to report kimberlite.


20
3
2
Seppelt 1
See Right
46
165 (7.35cts)
30
4
Seppelt 4
10
Fault
Seppelt 5
3
Seppelt 2
2002
Bulk Sample
N
1km
Indicator Mineral Dispersion Halo
Kimberlite Bearing Structure
Diamond Positive Sample with Count
Chromite Positive Sample

Seppelt High Priority Targets


North Lobe
South Lobe
N
50m
2002
Bulk Sample
Pit
Kimberlite
Kimberlite breccia

Seppelt 1


Pentecost Sandstone
Elgee Siltstone
Alluvium
Warton Sandstone
Fault
N
500m
500
50
Anomaly 1
101
19
6,500
Anomaly 2
100
Anomaly 3
Magnetic Anomaly
Chromite Positive Sample with Count
Drainage

Collison Anomalies


2002
Ground-Based Magnetic Survey
A
Anomaly 1
B
Anomaly 2
N
250m
Enzyme Leach Soil GEOCHEM Profile
ppb
14
12
10
8
6
4
2
0
A
Anomaly
B
Y - Yttrium
Nb - Niobium
La - Lanthanum
Ce - Cerium

Geophysical Survey

Review of Activities

4. OTHER PROJECT AREAS

Exploration programs involving loam sampling, ground geophysics and bulk sampling are under way in selected areas in the region, where indicator-minerals and diamonds have been previously reported. The most advanced of these projects are as follows.



Helicopter sampling

4.1 Beagle Kimberlite

Evidence for the presence of a kimberlite body at Beagle, located 7km north of the Ashmore pipes was first identified in 1997 with the discovery of kimberlite float. Recent work at the prospect found the kimberlite float and sub outcrop to be more extensive than initially thought, which led to ground geophysics and subsequent costeaning. A narrow fissure has been identified from which 13 tonnes of kimberlite material was excavated and processed through the HMS facility at Ashmore. Results from the sorting of concentrate from this sample is awaited.

4.2 Springbok Anomaly

This area lies 47km to the south of Seppelt. Previous work has reported significant numbers of high priority indicator-minerals in several related drainages. A program of follow-up stream and loam sampling has been completed along with a detailed aeromagnetic survey. Results are awaited.

4.3 Bulk Gravel Sampling

A program of reconnaissance and follow-up bulk gravel sampling is currently under way aimed at prioritizing areas for future work. A total of up to 12 x 30 tonne bulk samples are to be collected and processed through the HMS facility at Ashmore.

5. JOINT VENTURES

5.1 De Beers Australia Exploration Limited (DBAE) Joint Venture

In early 2002, the De Beers joint venture, which gave De Beers the right to earn 50.1% interest in two separate groups of tenements in the Casuarina project area by completing minimum expenditure of $5.25 million, was expanded to include an additional 9 tenements. In exchange, De Beers transferred their share of gold rights on all tenements to Striker, retaining a 2% non-diamond production royalty.

The De Beers field program for 2002 commenced in late May with the collection of 170 samples taken to follow-up 26 anomalous indicator mineral-bearing samples which reported from their 2001 reconnaissance sampling program. These 26 anomalous samples are restricted to 13 discrete areas. In addition, 315 reconnaissance stream samples have been collected, with sampling still under way.

Detailed 100m line spaced aeromagnetic surveys were flown in 3 areas totalling 610km^2, and a 95km^2 airborne EM survey was flown in another area. From these surveys 8 priority anomalies are currently being ground investigated. A further Hymap multi-spectral scanner survey was flown in August over an additional 1,745km^2 of joint venture tenements. This survey is currently being interpreted for kimberlite type spectral anomalies.

Results have been received from 281 of the 544 samples collected this year. Of these, 222 are negative and 69 are positive for indicator minerals. Three diamonds have been recovered, 57 samples reported positive for chromite, 17 reported picroilmenite and one reported pyrope garnet. Follow-up of these positive results is currently under way.

5.2 Ellendale Resources NL / Oropa Ltd Option

Striker's option farm-in and joint venture agreement with Ellendale and Oropa which pertains to 3 tenements that abut Striker's Beta Creek diamond tenements was extended by mutual consent from the 30th June 2002 to 31st December 2002. Striker can earn a 70% interest in the respective project tenements upon payment of an amount equal to twice the exploration expenditure incurred by Ellendale and Oropa during the option period and then sole funding to completion of a feasibility program. Thereafter, parties will contribute in accordance with their respective participating interests.

Geebung Anomaly

The Geebung Anomaly is located 6km northeast of Ashmore. Loam sampling focused on ground-based EM-34 linear anomalies has resulted in the delineation of a significant indicator-mineral anomaly containing coincident high counts of chromite, pyrope and picroilmenite. Two samples have also reported microdiamonds. Scout trenching is planned for this anomaly aimed at identifying the kimberlite source rock and providing material for preliminary diamond content testing.


Striker
10
DE BEERS

Striker and De Beers, joint sponsors Waringarri Crows Football Team


EM 34 Survey Extents
Volcanics
Alluvium
Sandstone
N
500m


Ground-Based EM34 Survey
N
500m

◆ Diamond Positive Sample — Chromite Anomaly low - 11 / high - 91 — Picro Anomaly low - 986 / high - 4,547 — Pyrope Anomaly low - 8 / high - 218

Geebung Indicator Mineral Sampling **Geophysical Survey**

Review of Activities

5.3 AKD Limited Farm-In and Joint Venture

Striker's agreement with AKD Limited to earn 70% interest in a 495 km^2 tenement block by expenditure of $1.5 million was expanded during the year to include additional tenement E80/2461, 2463 and 2472.

Striker can earn a 70% interest in 598km^2 of tenements held by AKD Limited in the Seppelt/Casuarina area by spending $1.5 million. In 2001 two bulk stream samples were taken and processed through Striker's HMS plant sited at the Ashmore facility, as part of a program to follow-up the diamonds which reported to the bulk stream sample taken from Casuarina creek. These two samples, which were taken from upstream tributaries of Casuarina creek and weighing 18 and 19 tonnes, reported 1 and 4 diamonds for combined weights of 0.04 carats and 0.42 carats respectively. Follow-up of the better of these two results by way of additional bulk samples is currently under way.

Striker and AKD have agreed to provide De Beers a 12 month period to explore for diamonds within joint venture tenement Exploration Licence 80/1590.

If De Beers elect to proceed, then Striker, AKD and De Beers will enter into a separate joint venture and farm-in agreement whereby De Beers can earn a 50.1% interest in the tenement by spending $750,000. Should De Beers earn its interest in that tenement, the remaining 49.9% will be shared equally by Striker and AKD.

5.4 Ellendale Resources NL – Option

In 2001, bulk stream sample 01-043-006 taken from a drainage on ground held by Ellendale Resources NL, located 12km northwest of Ashmore reported 3 diamonds, one of which was a 1.73ct gem quality stone valued at US$720/carat. Two follow-up 40kg conventional stream ground samples taken from the two tributaries immediately upstream of the bulk sample site both reported low counts of chromite. Further follow-up samples have been collected, the results of which are awaited.


Alluvium
Sandstone
Fault
Alluvium
01-043-006
1
3
Volcanics
N
1km

◇ Chromite Positive Sample with Count ○ 40kg Stream Sample (awaiting processing) ■ 2001 Bulk Stream Sample ◉ 2002 Follow-up Bulk Stream Sample

Sampling Programs – Ellendale Option Group

Large Diamond (1.73cts) Independently Valued at US$720ct


SAMPLE: 01-043-006 DIAMONDS: 3 WEIGHT: 1.83ct

Diamond Recovered from 2001 Bulk Stream Sample

5.5 North King George Falcon System Joint Venture

In August 2002 the company entered into a joint venture agreement with Gravity Capital Limited (GCap) (subsidiary of Grenfell Resources Ltd) over three tenements which comprise the company's North King George project area.

The joint venture area, which lies to the north of Striker's principal diamond areas of Seppelt and Ashmore, covers approximately 710 km² and is based on the flying of BHP Billiton's (BHPB) Falcon airborne gravity gradiometer.

It is anticipated that the technology will be deployed to the region in early 2003. Following identification of targets of interest, the joint venture will then be confined to those specified targets.

GCap and Striker consider that Falcon™ data, combined with Striker's data bases, has the capability to detect and define kimberlite pipes where earlier programs had been unsuccessful. In particular, the Falcon™ data will provide a *comprehensive way of screening the many helicopter electromagnetic and magnetic anomalies previously established*, thereby optimising the number of 'live' kimberlite targets. GCap and Striker believe that the introduction of Falcon™ data will detect and discriminate any significant kimberlite intrusions within the area and, in particular, any preserved 'crater facies' of kimberlite pipes.

The general terms of the joint venture are as follows:

- GCap will fund the Falcon™ program covering ELs 80/1508, 80/1755 and 80/1840, amounting to around 710 km² and costing approximately $710,000.

- GCap and Striker will jointly (50/50) fund ground follow-up of target areas. GCap will earn and maintain a 50% interest in any target area by contributing 50% to these ground programs, which will be managed by Striker. Dilution and earn-back provisions will apply to each target area followed up. GCap must contribute in total, a minimum of 50% of the base amount required to keep the tenements within the farm-in area in good standing.

- On discovery of diamonds in a target area, GCap will be required to sole fund further exploration and evaluation on that target area and may earn a 60% interest in that area by completing a pre-feasibility study within three years. If GCap does not complete the pre-feasibility study within the agreed period, Striker will be entitled to resume management and equity will remain at 50/50.

- BHPB will have the right, established under the Falcon™ Agreement, to displace GCap in the farm-in agreement by paying to GCap five times its accumulated expenditure and granting GCap a 2% royalty on BHPB's ultimate share of production from the farm-in area.



Traditional owners
Heritage Clearances 2002

- For minerals other than diamonds, GCap will not have the right to earn up to 60% by sole funding a pre-feasibility study. Where GCap or Striker nominate a Falcon™ target area for minerals other than diamonds, the nominating party will be entitled to manage a 50/50 joint venture over that target area. The dilution and earn-back provisions applying to the diamond joint ventures will also apply to these non-diamond joint ventures.

- The farm-in and joint venture is conditional upon GCap completing before 31 December 2002, a capital raising program to raise sufficient funds to implement the terms and the intent of the Falcon System.

Review of Operations

GOLD

6. OOMBULGURRI GOLD PROJECT

Striker's entry into gold exploration arose out of positive results from exploration reported by De Beers while undertaking diamond exploration in late 2001 in joint venture with the company.



RC drill rig at 88 Creek

These positive results came from the detection of argillic alteration identified from the multi-spectral survey and a number of coarse particles of gold recovered during reconnaissance stream sampling.

During the year De Beers transferred their share of the gold rights on certain tenements to Striker in return for a 2% production royalty and the opportunity to explore for diamonds on additional tenements.

Recent drilling has confirmed the presence of gold mineralisation in bedrock, thus confirming a new gold province.

6.1 Background

The 2001 diamond exploration programs undertaken by De Beers over joint venture tenements resulted in the discovery of significant evidence supporting the possible presence of primary gold mineralisation. This evidence was the recovery of particles of free gold in some 14 stream samples, together with the interpretation by De Beers from multi-spectral scanner data of a broad zone (70km x 20km) of argillic alteration. This type of alteration is usually caused by the movement of high temperature hydrothermal fluids through the country rocks and can be a signature for certain styles of gold and base metal mineralisation.


Magnesite Creek
Epithermal Creek
North West Structural Corridor
12 km
N
1km
88 Creek
+3 Au ppb
+10 Au ppb
+100 Au ppb
+1,000 Au ppb

Oombulgurri Gold Project
+200um Gold Soil Anomalies

Of the stream samples which report free gold, 6 were closely associated and included one sample BG7750, which reported 88 particles of free gold in the -0.5mm to +0.3mm size fraction. Further examination of this sample resulted in an additional 7 gold particles being recovered in the -1.0mm to +0.5mm size fraction. The gold was recovered as a consequence of the routine analysis of the samples for diamond indicator minerals.

6.2 2002 Reconnaissance Program

In late February 2002, a helicopter assisted field reconnaissance and sampling program was completed aimed at confirming the presence of gold and argillic alteration in the area as well as identifying any possible sources for the gold.

This program resulted in the identification of quartz veining, fault breccias and zones of silicification, some with characteristic colloform epithermal textures being identified in close spatial relationships to the gold-bearing drainages and rocks displaying argillic alteration.

Subsequent rock chip and soil sampling programs, involving the taking of a total of 2,785 soil samples and 267 rock chip samples, were able to identify two main areas of gold anomalism. These two areas being 88 Creek and Magnesite Creek.

6.3 88 Creek

Soil Anomaly

A 100m by 100m grid soil sampling program over an area of some 5km^2 resulted in the delineation of two large and coherent gold soil anomalies.

The Western anomaly is approximately 1.5km long as defined by the +25ppb gold contours and has good continuity and definition. It varies from 100 to 300m in width and within this anomaly corridor there is a discrete 750m long zone which is host to numerous results over 1,000ppb gold (1g/t Au), including samples of 16g/t and 10.5g/t.

The Eastern anomaly is broadly sub-parallel to the Western anomaly, and is located approximately 250m to the east. The anomaly is continuous and well defined, with its long axis being 900m long as defined by the +25ppb gold contour. Its width varies from 150m to 500m.


DeBeers Sample Reporting 88 Grains of Gold
88 Creek
N
100m
+3 Au ppb
+10 Au ppb
+100 Au ppb
+1,000 Au ppb
RC Drill Hole

88 Creek Gold Soil Anomalies with drill hole collars



Quartz veining – Epithermal Creek

Drilling

Initial drill testing of the 88 Creek soil anomalies has been completed with 48 holes drilled for 3,474 metres. Results have only been received for 35 of the holes to date. These results reveal a flat lying gold mineralised zone up to 20m thick associated with phyllosilicates and contained within a pyrite blanket. Gold assay results from the 1m sample intervals are variable with one sample reporting 1.36g/t in hole W88-007. The areal extent of the mineralised horizon is not known at this time, nor have any feeder structures been identified.

This style of mineralisation is epithermal in nature and is known to host significant gold deposits, both in Australia and other parts of the world.

6.4 Magnesite Creek

A grid soil-sampling program in this area has resulted in the delineation of 3 coherent and well defined gold in soil anomalies. The anomalies are broadly sub-parallel and are 250-300m apart. They occur within a broad zone of interacting northwest, north-south and northeast structures that cut through the flat lying sedimentary sequence. This area was targeted for soil geochemistry after the identification of kilometre-scale silica breccia fault structures and alteration during the initial field reconnaissance phase.

The limits of the 3 anomalies are strongly defined by the 10ppb gold contour with peaks varying from +190ppb to +600ppb gold. The anomalies are referred to as the Western, Central and Northeastern anomalies.

Drilling

Initial drill testing of these three anomalous areas has been completed with 17 holes drilled for 1,308 metres. Analysis of the results of the drilling is awaited..

6.5 Regional Stream Reconnaissance

A survey of the results from both historic and recent stream geochem samples collected by both Striker and the De Beers group as part of the diamond exploration has highlighted numerous areas within the tenement area which are anomalous in gold and pathfinder elements. After ranking the anomalies, follow-up samples have been collected and results from this program are currently being reviewed. Further follow-up sampling was completed in 3 areas close to the Magnesite Creek – 88 Creek area, including one stream anomaly which reported 2g/t gold.



Panning for gold – 88 Creek

6.6 King Edward & Fitzgerald Areas

Following a review of openfile reports on gold exploration in the North Kimberley region, the King Edward and Fitzgerald areas were considered prospective for gold. A total of 40 tenement applications covering an area of 8,269km² was subsequently lodged to cover the prospective areas.

Schedule of Exploration Tenements

STRIKER RESOURCES

AS AT 30 SEPTEMBER 2002

PROJECT	TENEMENT	AREA (KM²)	EQUITY
Berkeley	E80/1983	102	90%
Striker Resources NL: 90%	E80/1984	99	90%
(Consolidated New Sage Resources Ltd: 10%)	E80/1985	42	90%
except E80/2316-7, 2521 & 2505)	E80/2145	11	90%
De Beers earning 50.1% in E80/2521	E80/2316	29	100%
	E80/2317	6	100%
	E80/2521	145	100%
	E80/2505	16	100%
Beta Creek	E80/1281	91	90%
Striker Resources NL: 90%	E80/1282	80	90%
(Consolidated New Sage Resources Ltd: 10%)	E80/1296	83	90%
	E80/1560	49	90%
	E80/1570	46	90%
	E80/1585	107	90%
	E80/1586	49	90%
	E80/1644	79	90%
	E80/1651	49	90%
	E80/1672	175	90%
	E80/1705	1	90%
	E80/1689	86	90%
Ashmore	M80/490	4	90%
Striker Resources NL: 90%	M80/491	6	90%
(Consolidated New Sage Resources Ltd: 10%)	M80/492	7	90%
	M80/493	4	90%
Collison	E80/1988	168	90%
Striker Resources NL: 90%	E80/1989	165	90%
(Consolidated New Sage Resources Ltd: 10%)	E80/2012	93	90%
	E80/2013	30	90%
	E80/2014	190	90%
Forrest River	E80/1147	37	100%
Striker Resources NL: 100%	E80/1149	24	100%
	E80/1151	30	100%
	E80/1152	45	100%
	E80/1157	40	100%
	E80/1159	64	100%
	E80/1161	27	100%
	E80/1207	24	100%
	MLA80/526	4	100%
Forrest River Gold	E80/2113	142	90%
Striker Resources NL: 90%	E80/2114	158	90%
(Consolidated New Sage Resources Ltd: 10%	E80/2115	69	90%
except E80/2504, 2828-31)	E80/2116	89	90%
De Beers earning 50.1% in E80/2116 & 2504	E80/2504	227	100%
	E80/2828	3	100%
	ELA80/2829	159	100%
	ELA80/2830	3	100%
	ELA80/2831	16	100%

Schedule of Exploration Tenements

AS AT 30 SEPTEMBER 2002

PROJECT	TENEMENT	AREA (KM²)	EQUITY
Pteropus	E80/1980	37	80%
Striker Resources NL: 80%	E80/1981	137	80%
(Thompson: 20%)			
Seppelt	E80/2064	172	90%
Striker Resources NL: 90%	E80/2065	6	90%
(Consolidated New Sage Resources Ltd: 10% except	E80/2066	6	90%
E80/2724, P80/1394-96)	E80/2724	52	100%
	P80/1394	1	100%
	P80/1395	1	100%
	P80/1396	1	100%
Casuarina	E80/882	200	Earning 29.9%
Striker earning 29.9%	E80/1580	232	Earning 29.9%
(De Beers earning 50.1%)	E80/1581	232	Earning 29.9%
	E80/1583	139	Earning 29.9%
North King George	E80/1541	89	100%
Striker Resources NL: 100%	E80/1542	126	100%
	E80/2405	72	100%
North King George-Falcon System JV	E80/1508	215	100%
Striker Resources NL: 100%	E80/1755	229	100%
(Gravity Capital Limited earning 50%)	E80/1840	162	100%
Seppelt Joint Venture-AKD Limited	E80/1589	119	Earning 70%
Striker Resources NL: earning 70%	E80/1590	213	Earning 70%
in all tenements except E80/1590)	E80/1591	162	Earning 70%
(De Beers earning 50.1% in E80/1590	E80/2461	95	Earning 70%
Striker earning 19.90% in E80/1590)	E80/2463	6	Earning 70%
	E80/2472	2	Earning 70%
De Beers Joint Venture Area	E80/2753	179	100%
Minerals other than diamonds	ELA80/2820	228	100%
Striker Resources NL: 100%	ELA80/2821	232	100%
(De Beers 2% royalty)	ELA80/2822	232	100%
	ELA80/2823	232	100%
Ellendale/Oropa Option	E80/1592	59	option
Striker Resources NL has option to earn 70%			
Ellendale Option	E80/1584	72	option
Striker Resources NL has option to earn 70%	E80/1587	23	option

PROJECT	TENEMENT	AREA (KM²)	EQUITY
Drysdale	ELA80/2868	232	100%
Striker Resources NL: 100%	ELA80/2869	232	100%
	ELA80/2870	232	100%
	ELA80/2871	232	100%
	ELA80/2872	232	100%
	ELA80/2873	232	100%
	ELA80/2874	92	100%
	ELA80/2875	228	100%
	ELA80/2876	56	100%
King Edward	ELA80/2915	232	100%
Striker Resources NL: 100%	ELA80/2916	232	100%
	ELA80/2917	232	100%
	ELA80/2918	186	100%
	ELA80/2919	233	100%
	ELA80/2920	233	100%
	ELA80/2921	233	100%
	ELA80/2922	219	100%
	ELA80/2923	232	100%
Fitzgerald	PLA04/209	1	100%
	PLA04/210	1	100%
	PLA04/211	1	100%
	ELA04/1232	230	100%
	ELA04/1233	230	100%
	ELA04/1234	230	100%
	ELA04/1235	230	100%
	ELA04/1236	230	100%
	ELA04/1237	229	100%
	ELA04/1238	229	100%
	ELA04/1239	229	100%
	ELA04/1240	230	100%
	ELA04/1241	230	100%
	ELA04/1242	230	100%
	ELA04/1243	230	100%
	ELA04/1244	230	100%
	ELA04/1245	230	100%
	ELA04/1246	230	100%
	ELA04/1247	230	100%
	ELA04/1248	230	100%
	ELA04/1249	230	100%
	ELA04/1250	230	100%
	ELA04/1251	230	100%
	ELA04/1252	29	100%
	ELA04/1255	230	100%
	ELA04/1256	230	100%
	ELA04/1257	230	100%
	ELA04/1258	230	100%
	ELA04/1259	230	100%
	ELA04/1260	229	100%
	ELA04/1261	229	100%

Corporate Governance Statement

This statement outlines the main Corporate Governance practices that were in place throughout the financial year, unless otherwise stated.

BOARD OF DIRECTORS

The Board is responsible for the overall Corporate Governance of the Company including its strategic direction, establishing goals for management and monitoring the achievement of these goals. The Board is comprised of an executive director and non-executive directors with a majority of non-executive directors, including the Chairman. The Company is not currently considered to be of a size, nor its affairs of such complexity to justify the establishment of separate committees of the Board of Directors. All matters, which may be dealt with by such committees, are dealt with by the full board.

A remuneration committee comprising non-executive directors Tyler and Duchatel review remuneration of executives and other terms of employment

Each director has the right to seek independent professional advice on matters relating to him as a director of the company at the company's expense, subject to prior approval of the Chairman which shall not be unreasonably withheld.

COMPOSITION OF THE BOARD

The names of the Directors of the Company, together with details of their relevant qualifications and experience, are set out in the director's report in this Annual Report.

The procedures for election and retirement of directors are governed by the Company's Constitution and the Listing Rules of Australian Stock Exchange Limited.

The composition of the board is determined on the principle that the range of expertise and experience is appropriate for the current and proposed activities of the Company. All new appointments are referred to shareholders for re-election at a general meeting.

EXTERNAL AUDIT

The Company does not have a formally constituted audit committee, the executive director and the company secretary have a meeting with the external auditors after completion of the half year audit review and the annual statutory audit.

Audit recommendations, internal control matters and any other matters arising from the audit are reviewed and discussed and reported to the full board.

BUSINESS RISKS

The identification and development of strategies to mitigate risks associated with the Company's operation is the responsibility of the Board. The Board of Directors recognise that as the Company progresses through exploration to an evaluation phase there are new issues and risks that need to be prudently addressed. If necessary, the Board draws on the expertise of consultants.

THE ROLE OF SHAREHOLDERS

The Board of Directors aims to ensure that the shareholders are informed of all major developments affecting the Company's state of affairs. The Company reports to shareholders half yearly and procedures are in place to ensure that price sensitive information is reported to the Australian Stock Exchange Limited in accordance with continuous disclosure requirements. Company announcements to the Australian Stock Exchange are available on the Company's web site as soon as it is disclosed to the ASX at www.striker.com.au.

The directors present their report together with the financial statements of Striker Resources NL ("the Company") and consolidated financial report of the consolidated entity, being the Company and its controlled entities for the year ended 30 June 2002 and the Auditor's Report thereon.

DIRECTORS

The directors of the Company at any time during or since the end of the financial year are:

Ewen W. J. Tyler AM, BSc(Hons), FAusIMM, FAIM, CPGeo, C.Eng (Chairman)
Mr Tyler is a leading figure in the Australian Diamond Industry with a career spanning 50 years. He is a former chairman of the Argyle Diamond Mines Joint Venture up until the decision to mine in 1983 and of its exploration until 1990. He is currently Chairman of Helix Resources Ltd and Lion Selection Group Limited. Mr Tyler was appointed a director on 26 February 2001 and Chairman on 9 July 2001.

Clayton J. Dodd ACA, B(Bus) (Managing Director)
Mr Dodd is a Chartered Accountant and former executive of a number of publicly listed mining companies involved in production and exploration. He is the founding shareholder and former chairman of the Company. Mr Dodd has been a director since 1991.

Charles William (Bill) Duchatel BE(Mining), FAusIMM, FIE(Aust), CPEng, FAICD
Mr Duchatel is a mining engineer and has been involved in the mining industry for over 40 years with wide operational and project construction experience. He is a former director of Ashton Mining Limited and past President of the Australian Mineral Industry Research Association. He is currently Chairman of Giants Reef Mining Limited. Mr Duchatel was appointed a director on 9 July 2001.

Mr Craig Readhead B Juris LLB (Alternate Mr Clayton Dodd)
Mr Readhead is a practicing solicitor with 26 years experience in mining and corporate law. He is a senior partner of Pullinger Readhead and Stewart, which provides legal advice to the consolidated entity.

Mr Tim Mainprize BEc, ACA (Resigned 9 July 2001)
Mr Mainprize is a Chartered Accountant and former chairman of the company. Mr Mainprize was appointed a director on 16 March 1999.

Particulars of directors' interests in the shares and options of Striker Resources NL as at the date of this report are as follows:

	Shares held in Striker Resources NL	Options held in Striker Resources NL
E. W. J. Tyler	110,527	2,000,000
C. J. Dodd	9,266,218	5,000,000
C. W. Duchatel	–	2,000,000
C. Readhead	–	–

Directors' Report

DIRECTORS' MEETINGS

During the year four meetings were convened by signing circulatory resolutions.

The number of directors' meetings and number of meetings attended by each of the directors of the Company during the year ended 30 June 2002 are:

		Number of Meetings Held Eligible to attend	Number of Meetings Attended
E. W. J. Tyler		7	7
C. J. Dodd		7	6
C. W. Duchatel	(Appointed 9 July 2001)	7	7
C. Readhead		7	–
T. Mainprize	(Resigned 9 July 2001)	–	–

As at the date of this report the Company does not have a separately constituted audit committee. The Company is not of a size nor are the affairs of a complexity sufficient to warrant the existence of a separate audit committee. All matters, which could be delegated to such a committee, are dealt with by the full board.

During the year a remuneration committee was established consisting of the two non-executive directors Messrs Tyler and Duchatel. There was one meeting held and both attended.

PRINCIPAL ACTIVITIES

The principal activity of the economic entity during the financial year was diamond and gold exploration in the North Kimberley project areas.

DIVIDENDS

No amounts have been paid or declared by way of dividend by the Company. The directors do not recommend the payment of a dividend.

REVIEW AND RESULTS OF OPERATIONS

Operating Loss

The net amount of the consolidated loss for the year to 30 June 2002 was $11,485,367 (2001: $931,256).

The result for the year includes a write-off of deferred exploration and evaluation expenditure amounting to $10,525,041. Included in this amount are costs associated with the Ashmore Diamond Project. Results from the 2001 wide-diameter drilling program at Ashmore proved disappointing with processing indicating an unsatisfactory grade of less than 10 carats per 100 tonnes. The grade is not considered commercial at this time.

Exploration

Exploration and evaluation expenditure by the economic entity for the financial year was $4,981,341 (2001: $5,769,460)

The Company's focus during the first half of the financial year ended 30 June 2002 was the evaluation of the Seppelt and Ashmore kimberlites. The 2001 field season's evaluation program was undertaken by collecting mini-bulk samples using wide-diameter RC drilling to test the pipes at depth.

Whilst the Ashmore result was disappointing, results from the Seppelt mini-bulk sampling were encouraging with macro diamond grades ranging from 19.5 to 38 carats per hundred tonnes. On the back of these results, a program of resource definition drilling was undertaken late in the 2001 field season at Seppelt. An inferred resource of 1.7 million tonnes of macrocrystic kimberlite and 250,000 tonnes of kimberlite breccia has been estimated.

The 2002 field season has seen the excavation of the South lobe of the Seppelt 1 pipe aimed at obtaining a bulk sample of macrocrystic material and associated overlying crater infill material.

Exploration (continued)

Results from this bulk sampling program will provide the impetus for additional geotechnical and resource definition drilling as well as scoping studies. The Seppelt 2 kimberlite is a fissure/blow located 6 kilometres form Seppelt 1 and on the same fissure system. A sample of soft macro-crystic kimberlite has been excavated from near surface which will be tested for commercial diamond grade.

Regionally, ground magnetic surveys in the Collison area located 19.5 kilometres from Seppelt 1 have highlighted three 'bulls eye' style magnetic lows that will be drill tested during the 2002 field season.

On 30 January 2002 the Company announced the discovery of gold in samples taken by De Beers Australia Exploration Limited over joint venture tenements with one sample reporting 88 particles of free gold.

Reconnaissance field programs during 2002 have identified 8 discrete gold in soil anomalies along a 12 kilometre long structural corridor.

A drilling program aimed at testing the anomalies commenced in August 2002. Preliminary results from the reconnaissance drilling program has confirmed the presence of gold mineralisation in bedrock with downhole intersections up to 15 metres in length being reported and gold assay values up to 637ppb being achieved. This program is continuing.

ENVIRONMENTAL REGULATION

The consolidated entity is subject to significant environmental regulation, under both Commonwealth and State legislation regulations in respect to its exploration and bulk sampling activities which are conducted in Western Australia.

The Company is committed to the protection of the environment and to compliance with all applicable environmental laws, rules and regulations under the Western Australian Mining Act 1978 and Environmental Protection Act 1986. Licence requirements relating to waste disposal, water and air pollution exist in relation to the Company's activities.

There have been no instances of non-compliance with legislative requirements during the financial year.

STATE OF AFFAIRS

Significant changes in the state of affairs of the economic entity during the financial year were as follows:

During March/April 2002 the Company completed a share placement of 14,785,714 ordinary fully paid shares at an issue price of seven (7) cents per share raising $1,035,000.

On 10 May 2002, the Company, pursuant to a prospectus dated 22 March 2002, announced the completion of an entitlement issue of 36,029,441 ordinary fully paid shares at an issue price of seven (7) cents per share raising $2,522,061.

In the opinion of the directors, there are no other significant changes in the state of affairs of the economic entity that occurred during the financial year not otherwise disclosed in this report or the consolidated financial statements.

EVENTS SUBSEQUENT TO BALANCE DATE

- Subsequent to the end of the financial year, the parent entity ('Striker') commenced civil proceedings in the Supreme Court of Western Australia against AngloGold Australia Limited. The action was taken as a result of AngloGold's application for mining tenements in the North Kimberley region of Western Australia which adjoin Striker's tenement interests associated with that region's gold potential. Striker alleges that these tenements were identified and applied for in breach of a Confidentiality Agreement. Striker is seeking, amongst other things, a declaration that the mining tenements applied for will be held on constructive trust for Striker and damages.
- On 20 September 2002, Striker announced the placement of 13,333,333 ordinary full paid shares at a price of 7.5 cents each to raise $1.0 million.
- Subsequent to the end of the financial year, Striker advanced on commercial terms, an amount of $250,000 to Giants Reef Mining Ltd, a director related entity. The advance is secured and is due for repayment on 30 September 2002.

Directors' Report

EVENTS SUBSEQUENT TO BALANCE DATE (continued)

Other than the above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

LIKELY DEVELOPMENTS

The consolidated entity will continue the evaluation program at Seppelt 1 and 2, the results from which will provide the impetus for commencement of scoping and further economic studies.

The drill program to test gold in soil anomalies on the company's tenements in the North Kimberley has commenced. The anomalies will be drill tested to identify the source rock for the gold and to provide preliminary information on the extent of mineralisation. The program is a first for the North Kimberley where drilling is targeting minerals other than diamonds.

Further information as to likely developments of the economic entity and the expected results of those operations in subsequent financial years have not been included in this report as it is dependent upon the results of future exploration.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

The Company's remuneration policy is to ensure that the remuneration package properly reflects the person's duties and responsibilities and that remuneration is competitive in attracting, retaining and motivating people of the highest quality.

The remuneration of executives and other terms of employment were reviewed by a remuneration committee comprising of two non-executive directors.

Remuneration and other terms of employment for the managing director and senior executive are formalised in service agreements.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

Details of the nature and amount of each major element of the emoluments of each director and executive officer of the Company and the economic entity are as follows:

Directors	Base Emolument $	Super Contributions $	Other $	Total $	Options Issued during the Year (1)
Mr C. J. Dodd	198,076	24,335	10,056	232,467	5,000,000
Mr E. W. J. Tyler	40,769	–	12,000	52,769	2,000,000
Mr C. W. Duchatel Appointed 9 July 2001	14,807	14,807	–	29,614	2,000,000
Officers					
Mr K. Hart	136,999	8,599	9,735	155,333	3,000,000
Mr T. Reddicliffe	147,396	24,128	8,104	179,628	3,000,000

(1) The value of the options granted (based on independent advice using the Black Scholes option pricing model) on the date of issue was in the range of 1.2 cents to 1.8 cents each. Factors taken into account by the Black & Scholes option pricing model include the exercise price, the term of the option, the current price and expected price volatility of the underlying share, and the risk free interest rate of the term of the option.

OPTIONS

During or since the end of the financial year, the company granted options to subscribe for ordinary shares to the following directors and senior executive as part of their remuneration.

Directors	Number of Options Granted	Exercise Price	Expiry Date
Mr E. W. J. Tyler	2,000,000	13 cents	2 August 2004
Mr C. J. Dodd	5,000,000	13 cents	2 August 2004
Mr C. W. Duchatel	2,000,000	13 cents	2 August 2004
Officer			
Mr T. Reddicliffe	3,000,000	13 cents	2 August 2004
Mr K. Hart	3,000,000	13 cents	2 August 2004

The issue of options to directors and officers was approved by shareholders at a meeting held on 27 July 2001. The issue of options to Mr C. W. Duchatel was approved by shareholders at a meeting held on 30 November 2001.

No options have been granted since the end of the financial year.

At the date of this report, unissued ordinary shares of the Company under option are as follows:

Expiry Date	Exercise Price	Number of Shares
30 September 2002	20 cents	115,064,725
2 August 2004	13 cents	18,950,000

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.

INSURANCE OF OFFICERS

During the financial year, the Company has, in accordance with normal practice, paid premiums in respect of a contract insuring directors and executives of the Company against any liability incurred in the conduct of the business of the Company. The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability, and legal expenses insurance contracts, as such disclosure is prohibited under the terms of the contract.

Dated at Perth this 27th day of September 2002.

Signed in accordance with a resolution of the directors.

Clayton J. Dodd
Director

Statements of Financial Performance

FOR THE YEAR ENDED 30 JUNE 2002

	Note	CONSOLIDATED		PARENT ENTITY	
		2002	2001	**2002**	2001
		$	$	**$**	$
Revenue from ordinary activities	2	**103,998**	216,503	**103,998**	216,503
Employee benefits expense	3	**(478,953)**	(465,401)	**(478,953)**	(465,401)
Exploration written-off	3	**(10,525,041)**	(130,347)	**(781,307)**	(130,347)
Depreciation	3	**(16,884)**	(9,331)	**(16,884)**	(9,331)
Provision for non-recovery of loan to controlled entity	3	**–**	–	**(9,673,283)**	–
Other expenses from ordinary activities		**(568,487)**	(542,680)	**(568,487)**	(542,680)
Operating loss from ordinary activities before income tax expense	3	**(11,485,367)**	(931,256)	**(11,414,916)**	(931,256)
Income tax expense	4	**–**	–	**–**	–
Net loss		**(11,485,367)**	(931,256)	**(11,414,916)**	(931,256)
Total changes in equity other than those resulting from transactions with owners as owners.	15	**(11,485,367)**	(931,256)	**(11,414,916)**	(931,256)
Basic loss per share	24	**3.0 cents**	0.32 cents		
Diluted loss per share	24	**3.0 cents**	0.32 cents		

The above statements of financial performance should be read in conjunction with the accompanying notes.

Statements of Financial Position

STRIKER RESOURCES

AS AT 30 JUNE 2002

	Note	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT ENTITY 2002 $	PARENT ENTITY 2001 $
CURRENT ASSETS					
Cash assets	5	**1,995,712**	3,663,161	**1,995,712**	3,663,161
Receivables	6	**262,205**	277,587	**262,205**	277,587
Inventory		**29,959**	32,264	**29,959**	32,264
Other	7	**100,542**	74,570	**100,542**	74,570
TOTAL CURRENT ASSETS		**2,388,418**	4,047,582	**2,388,418**	4,047,582
NON-CURRENT ASSETS					
Other financial assets	8(a)	**–**	–	**3,099,443**	3,099,443
Investments accounted for using the equity method	8(b)	**–**	–	**350,000**	350,000
Property, plant and equipment	9	**1,638,514**	2,164,386	**1,638,514**	2,164,386
Receivables	6	**–**	–	**–**	7,472,785
Exploration and evaluation expenditure	10	**13,854,756**	19,398,456	**11,672,011**	9,672,475
TOTAL NON-CURRENT ASSETS		**15,493,270**	21,562,842	**16,759,968**	22,759,089
TOTAL ASSETS		**17,881,688**	25,610,424	**19,148,386**	26,806,671
CURRENT LIABILITIES					
Payables	11	**671,380**	430,530	**671,380**	430,530
Disputed Borrowing	12(b)	**2,273,930**	2,273,930	**2,273,930**	2,273,930
Provisions	13	**109,746**	80,717	**109,746**	80,717
TOTAL CURRENT LIABILITIES		**3,055,056**	2,785,177	**3,055,056**	2,785,177
NON-CURRENT LIABILITIES					
Borrowings	12(a)	**–**	–	**891,042**	891,042
TOTAL NON-CURRENT LIABILITIES		**–**	–	**891,042**	891,042
TOTAL LIABILITIES		**3,055,056**	2,785,177	**3,946,098**	3,676,219
NET ASSETS		**14,826,632**	22,825,247	**15,202,288**	23,130,452
EQUITY					
Contributed equity	14	**59,447,572**	55,960,820	**59,447,572**	55,960,820
Accumulated losses	15	**(44,620,940)**	(33,135,573)	**(44,245,284)**	(32,830,368)
TOTAL EQUITY		**14,826,632**	22,825,247	**15,202,288**	23,130,452

The above statements of financial position should be read in conjunction with the accompanying notes.

Statements of Cash Flows

FOR THE YEAR ENDED 30 JUNE 2002

	Note	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT ENTITY 2002 $	PARENT ENTITY 2001 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Payments made in the course of operations		**(1,106,049)**	(1,024,094)	**(1,106,049)**	(1,024,094)
Interest received		**63,998**	209,048	**63,998**	209,048
Net cash flows used in operating activities	21	**(1,042,051)**	(815,046)	**(1,042,051)**	(815,046)
CASH FLOWS FROM INVESTING ACTIVITIES					
Exploration expenditure		**(3,865,953)**	(5,078,550)	**(1,665,455)**	(2,447,615)
Payments for acquisition of plant and equipment		**(273,838)**	(1,150,481)	**(273,838)**	(1,150,481)
Proceeds from sale of plant and equipment		**40,000**	7,454	**40,000**	7,454
Security deposit		**–**	193,201	**–**	193,201
Net cash flows used in investing activities		**(4,099,791)**	(6,028,376)	**(1,899,293)**	(3,397,441)
CASH FLOWS FROM FINANCING ACTIVITIES					
Share issues		**3,557,061**	5,880,016	**3,557,061**	5,880,016
Share issue transaction costs		**(70,309)**	(367,051)	**(70,309)**	(367,051)
Advances to controlled entity		**–**	–	**(2,200,498)**	(2,630,935)
Advance to associate entity		**(12,359)**	(40,134)	**(12,359)**	(40,134)
Proceeds from borrowings		**20**	–	**20**	–
Repayment of borrowings		**(20)**	–	**(20)**	–
Net cash flows from financing activities		**3,474,393**	5,472,831	**1,273,895**	2,841,896
Net increase/(decrease) in cash held		**(1,667,449)**	(1,370,591)	**(1,667,449)**	(1,370,591)
Cash at the beginning of the financial year		**3,663,161**	5,033,752	**3,663,161**	5,033,752
CASH AT THE END OF THE FINANCIAL YEAR	5	**1,995,712**	3,663,161	**1,995,712**	3,663,161

The above statements of cash flows should be read in conjunction with the accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

Working Capital Deficiency

As at 30 June 2002 the Company had a working capital deficiency, however since that date the Company has announced a share placement to raise $1.0 million to satisfy the working capital requirements of the company.

The directors are confident that the action noted above will result in adequate funding being available to support the continuity of the operations of the company.

The disputed borrowings of $2.274 million has been classified as a current liability in accordance with AASB 1040, however, these disputed borrowings have been outstanding for some time and the directors believe that it is not probable that this amount will be paid within the next twelve months.

(a) Principles of consolidation

The consolidated financial statements of the economic entity include the assets and liabilities of the Company and the entities it controlled at the end of the financial period and the results of the Company and the entities it controlled during the period. Where entities are not controlled throughout the financial period, the consolidated results include the results of those entities for that part of the period during which control exists. The controlled entities are listed in Note 17 to the financial statements.

The effect of all transactions between entities in the economic entity and inter-entity balances are eliminated in full in preparing the consolidated financial statements.

In the consolidated financial statements investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. Under this method the consolidated entity's share of the profits or losses after tax of associates is recognised in the consolidated statement of financial performance and its share of movements in reserves is recognised directly in consolidated reserves. Associates are those entities over which the consolidated entity exercises significant influence but not control.

(b) Exploration, evaluation and development expenditure

Exploration, evaluation and development expenditure, including costs of acquisition in relation to separate areas of interest for which rights of tenure are current, are brought to account in the year in which they are incurred and are carried at cost.

The exploration expenditure will be carried forward as an asset in the Statement of Financial Position where:

(i) it is expected that the expenditure will be recovered through the successful development and exploitation of an area of interest or by its sale; or

(ii) exploration activities are continuing in an area and activities have not reached a stage which permits a reasonable estimate of the existence or otherwise of economically recoverable reserves.

Where a project or an area of interest has been abandoned, the expenditure incurred thereon is written off in the year in which the decision is made.

Where there has been a decision to proceed with development, accumulated expenditure is amortised over the life of the associated resource once mining operations commence.

(c) Joint ventures

Where exploration, evaluation and development activities of the economic entity are carried on through joint ventures with other parties, the economic entity's interest in the assets and liabilities in the joint venture are included under the relevant headings in the Statement of Financial Position.

Notes to and Forming Part of the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Income tax

Income tax has been brought to account using the liability method of tax effect accounting. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation.

(e) Investments

Investments (other than investments in controlled or associated entities) are stated at cost and have not been adjusted to reflect changes in market or realisable values except where the directors are of the opinion that a diminution in value is of a permanent nature.

(f) Depreciation

Depreciation is provided on a straight line basis on all depreciable tangible assets at a rate calculated to allocate their cost or valuation over their estimated useful lives but not more than 5 years. Profits and losses on disposal of plant and equipment are taken into account in determining the operating result for the year.

(g) Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies are translated at the rate of exchange ruling at balance date. Realised and unrealised gains or losses are brought to account in determining the operating results for the period.

(h) Revenue

Revenue includes interest income on short term investments, proceeds from the disposal of plant and equipment and mining tenements and sundry other revenue items.

Interest is brought to account as income over the term of each financial instrument on an accrual accounting basis. Other revenue is recognised as it accrues.

(i) Receivables

All trade debtors are recognised at the amounts receivable as they are due for settlement no more than 30 days from the date of recognition.

(j) Inventories

Raw materials and stores are stated at the lower of cost and net realisable value.

(k) Trade and other creditors

These amounts represent liabilities for goods and services provided to the company prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(l) Cash

For the purpose of the statements of cash flows, cash includes cash on hand, deposits held at call with banks and investments in money market instruments.

(m) Comparative figures

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

(n) Earnings per share

(i) *Basic earnings per share*

Basic earnings per share is determined by dividing operating loss after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) *Diluted earnings per share*

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financial costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(o) Employee Entitlements

(i) *Wages and salaries, annual leave*
Liabilities for wages and salaries and annual leave are recognised, and are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

(ii) *Long service leave*
A liability for long service leave is recognised, and is measured as the present value of expected future payment to be made in respect of services provided by employees up the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(p) Leases
Operating lease payments are charged to the Statement of Financial Performance in the periods in which they are incurred, as this represents the patterns of benefits derived from the leased assets.

	CONSOLIDATED		PARENT ENTITY	
	2002	2001	**2002**	2001
	$	$	**$**	$
2. REVENUE FROM OUTSIDE OPERATING ACTIVITIES				
Interest received	**63,998**	209,049	**63,998**	209,049
Proceeds from sale of plant and equipment	**40,000**	7,454	**40,000**	7,454
	103,998	216,503	**103,998**	216,503
3. (a) OPERATING LOSS				
Operating loss before income tax has been determined after:				
CREDITING:				
Interest attributable to:				
– other parties	**63,998**	209,049	**63,998**	209,049
– net gain on disposal of plant and equipment	**10,131**	7,454	**10,131**	7,454
CHARGING AS EXPENSE:				
Provision for employee entitlements	**40,724**	39,826	**40,724**	39,826
Lease rental expense – operating leases	**138,271**	131,427	**138,271**	131,427
Provision for non-recovery of loan to controlled entity	**–**	–	**9,673,283**	–
Depreciation of plant and equipment	**786,480**	690,301	**786,480**	690,301
Less: Capitalised depreciated expense	**(769,596)**	(680,970)	**(769,596)**	(680,970)
	16,884	9,331	**16,884**	9,331
Employee benefits expense				
– gross expense	**598,691**	585,852	**598,691**	585,852
Less: Allocated to exploration	**(119,738)**	(120,451)	**(119,738)**	(120,451)
	478,953	465,401	**478,953**	465,401
Exploration expenditure written off	**10,525,041**	130,347	**781,307**	130,347

Notes to and Forming Part of the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2002

	CONSOLIDATED		PARENT ENTITY	
	2002	2001	**2002**	2001
	$	$	**$**	$
3. (b) REMUNERATION OF AUDITORS				
During the year the auditor of the parent entity and its related practices earned the following remuneration.				
PricewaterhouseCoopers – Australian firm				
Audit or review of financial reports of the entity or any entity in the consolidated entity.	**20,310**	16,500	**20,310**	16,500
Taxation Advisory Services	**9,500**	10,250	**9,500**	10,250
PWC Consulting Services	**–**	6,900	**–**	6,900
	29,810	33,650	**29,810**	33,650

(c) INDIVIDUALLY SIGNIFICANT ITEMS

Exploration & Evaluation Expenditure written-off and provision for non-recovery loan to controlled entity. During the course of the 2002 field season, results from the Ashmore evaluation program proved disappointing with results from processing indicating that the Ashmore pipes were not commercial at this time. Accordingly, the Consolidated Statement of Financial Performance includes an amount of $9,673,283 which has been written off and is included in the balance of exploration expenditure written-off as at 30 June 2002.

The provision for non-recovery of a loan to a controlled entity amounting to $9,673,283 in the parent entity Statement of Financial Performance is in respect of exploration and evaluation activities undertaken by the controlled entity at Ashmore.

	CONSOLIDATED		PARENT ENTITY	
	2002	2001	**2002**	2001
	$	$	**$**	$
4. INCOME TAX				
The amount of income tax attributable to the financial year differs from the prima facie benefit on the operating loss.				
The difference is reconciled as follows:				
Prima facie income tax benefit on operating loss at 30%: (2001: 34%)	**(3,455,610)**	(316,627)	**(3,424,474)**	(316,627)
Tax effect of permanent differences:				
– non deductible expenditure	**10,510**	27,006	**10,510**	27,006
– provision non-recovery loan to controlled entity	**–**	–	**2,901,985**	–
Prima facie tax benefit adjusted for permanent differences	**(3,445,100)**	(289,621)	**(511,979)**	(289,621)
Future income tax benefit due to timing differences and tax losses not brought to account	**3,445,100**	289,621	**511,979**	289,621
Income tax attributable to operating loss	**–**	–	**–**	–

4. INCOME TAX (continued)

As at 30 June 2002 the economic entity and the Company had future income tax benefits calculated at 30% attributable to net timing differences and tax losses of approximately $10,052,144 and $7,041,031 (2001: $8,423,464 and $5,794,779). The quantum of these losses has not yet been confirmed by the taxation authorities.

The future income tax benefit arising from these balances has not been recognised as an asset because recovery is not virtually certain. The benefit of these tax losses will only be obtained if:

(a) the economic entity derives future assessable income of a nature and of an amount sufficient to enable the benefit to be realised;

(b) the economic entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(c) no changes in the income tax legislation adversely affect the economic entity in realising the benefit from the deduction of the loss.

	CONSOLIDATED		PARENT ENTITY	
	2002	2001	**2002**	2001
	$	$	**$**	$
5. CASH ASSETS				
Cash at bank and on hand	**705,424**	21,902	**705,424**	21,902
Deposits at call	**1,290,288**	3,641,259	**1,290,288**	3,641,259
	1,995,712	3,663,161	**1,995,712**	3,663,161
6. RECEIVABLES				
CURRENT				
Advance to associated entity	**146,829**	134,470	**146,829**	134,470
Other debtors	**115,376**	143,117	**115,376**	143,117
	262,205	277,587	**262,205**	277,587
NON-CURRENT				
Loan to controlled entity – unsecured	**–**	–	**9,797,196**	7,596,698
Less: Provision for non-recovery	**–**	–	**(9,797,196)**	(123,913)
	–	–	**–**	7,472,785

Loan to a controlled entity is in respect of exploration and evaluation expenditure incurred by the holding company on the controlled entities mining tenements.

7. OTHER

Prepayments	**100,542**	74,570	**100,542**	74,570

Notes to and Forming Part of the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2002

	CONSOLIDATED		PARENT ENTITY	
	2002	2001	**2002**	2001
	$	$	**$**	$
8. (a) OTHER FINANCIAL ASSETS				
Not quoted on a prescribed stock exchange				
Shares in controlled entities – at cost	**–**	–	**3,706,313**	3,706,313
Less: Provision for diminution (Refer note 17)	**–**	–	**(606,870)**	(606,870)
	–	–	**3,099,443**	3,099,443
(b) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD				
Quoted on a prescribed stock exchange				
Shares in associated entity – at cost	**940,169**	940,169	**940,169**	940,169
Share of retained losses brought forward	**(940,169)**	(940,169)	**–**	–
Less: Provision for diminution				
Market value: (refer to note 18)	**–**	–	**(590,169)**	(590,169)
	–	–	**350,000**	350,000
9. PROPERTY, PLANT AND EQUIPMENT				
Plant and equipment – at cost	**3,802,226**	3,663,096	**3,773,042**	3,633,912
Less: Accumulated depreciation	**(2,163,712)**	(1,498,710)	**(2,134,528)**	(1,469,526)
	1,638,514	2,164,386	**1,638,514**	2,164,386
Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below:				
Plant and Equipment				
Carrying amount at start of year	**2,164,386**	2,118,571	**2,164,386**	2,118,571
Additions	**290,477**	736,116	**290,477**	736,116
Disposals	**(29,869)**	–	**(29,869)**	–
Depreciation	**(786,480)**	(690,301)	**(786,480)**	(690,301)
Carrying amount at end of year	**1,638,514**	2,164,386	**1,638,414**	2,164,386
10. EXPLORATION & EVALUATION EXPENDITURE				
Carrying amount at start of year	**19,398,456**	13,759,343	**9,672,475**	6,664,297
Expenditure incurred during the year	**4,981,341**	5,769,460	**2,780,843**	3,138,525
Expenditure written off during the year	**(10,525,041)**	(130,347)	**(781,307)**	(130,347)
Carrying amount at end of year	**13,854,756**	19,398,456	**11,672,011**	9,672,475
Ultimate recoupment of exploration and evaluation expenditure carried forward is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas.				
11. ACCOUNTS PAYABLE				
Trade creditors	**671,380**	430,530	**671,380**	430,530

	CONSOLIDATED		PARENT ENTITY	
	2002	2001	**2002**	2001
	$	$	**$**	$
12. (a) BORROWINGS				
NON CURRENT				
Loan – controlled entities (refer Note 23)	**–**	–	**891,042**	891,042
(b) DISPUTED BORROWING				
CURRENT				
Loan – Australian Gold Fields NL (In Liquidation)	**2,273,930**	2,273,930	**2,273,930**	2,273,930

Loan – Australian Gold Fields NL (in liquidation)

Australian Gold Fields NL (in liquidation) ('AFN') had an obligation to underwrite a pro-rata offer by the Company to raise a minimum amount of $7.5 million by prospectus with the shares to be offered at a price at least equal to 12.5 cents ('AFN's Underwriting Obligation').

Due to delays requested by AFN in proceeding with the rights issue, AFN provided interim funding of $2.2 million to the Company pending completion of the rights issue. AFN had a funding obligation in the order of $3.0 million. Repayment of the advance was not to the detriment of the Company or any of its controlled entities until at the earliest after 12 December 1998 and only out of the proceeds of a rights issue ('AFN's Funding Obligation').

The Company obtained the opinion of Senior Counsel that both AFN's Underwriting and Funding obligations are valid and enforceable. The Liquidators of AFN denied liability in respect of both such obligations.

On 25 August 1998, the Company advised the then Administrators of AFN that AFN's continuing failure to comply with its Underwriting Obligation was a repudiatory breach which the Company accepted, and reserved all its rights against AFN including a claim for all the loss and damages suffered by the Company as a result of the breach which the Company accepted. AFN was placed into liquidation on 11 December 1998.

It is Senior Counsel's opinion that the repudiatory breach by AFN will give rise to substantial issues of set-off and counter claim which will bear on any obligation by the Company to repay the amounts advanced. The amount is not expected to be paid within 12 months, however generally accepted accounting principles require the disputed amount to be reported as a current liability.

The Company has lodged with the liquidator of AFN a formal proof of debt claiming the amount of $11,567,000 being the loss and damage suffered by the Company as a consequence of the failure of AFN to comply with its Underwriting Obligation. To the Company's knowledge the claim has not yet been adjudicated by the liquidator.

On 11 October 2000, the Company (having obtained leave from the court) filed proceedings against Australian Goldfields NL (in liquidation) for:

(a) A Declaration that the Company has suffered loss and damage as claimed;

(b) A Declaration that in respect of any indebtedness on the Company's part by reason of the receipt of funds from Australian Goldfields NL (in liquidation) that any obligation to repay those amounts have been set-off and fully extinguished at law or in equity; and

(c) A Declaration that the liquidators of Australian Goldfields NL (in liquidation) are bound to accept the proof of debt of the applicant having made due allowance for amounts set off therein.

The parties are currently attending to pre-trial directions.

Notes to and Forming Part of the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2002

	CONSOLIDATED		PARENT ENTITY	
	2002	2001	**2002**	2001
	$	$	**$**	$
13. PROVISIONS				
Provision for employee entitlements	**109,746**	80,717	**109,746**	80,717
Employee numbers				
Number of employees at the end of the financial year	**17**	17	**17**	17

	CONSOLIDATED AND PARENT ENTITY			
	2002	2001	**2002**	2001
	No. of Shares	No. of Shares	**$**	$
14. CONTRIBUTED EQUITY				
(a) Issued paid up capital				
Ordinary fully paid shares	**381,666,283**	330,851,828	**59,447,572**	55,960,820
(b) Movements in ordinary share capital				
Opening balance	**330,851,128**	269,976,128	**55,960,820**	50,167,871
Share placements March/April 2002 at 7 cents per share	**14,785,714**	–	**1,035,000**	–
Entitlement issue pursuant to a prospectus dated 22 March 2002	**36,029,441**	–	**2,522,061**	–
Share placement on 1 August 2000 at 14 cents each	**–**	21,500,000	**–**	3,010,000
Share placement on 1 June 2001 pursuant to a Prospectus dated 17 May 2001	**–**	39,375,000	**–**	3,150,000
Transaction costs arising on share issues	**–**	–	**(70,309)**	(367,051)
Balance as at the end of the year	**381,666,283**	330,851,128	**59,447,572**	55,960,820

Holders of ordinary shares are entitled to one vote per share at shareholders meetings. In the event of winding up of the company, ordinary shareholders are fully entitled to any proceeds of liquidation subject to prior entitlement.

(c) Options Over Unissued Shares

The number of options outstanding over unissued ordinary shares at 30 June 2002 is 134,014,725 (2001: 115,064,725). The terms of these options are as follows:

	CONSOLIDATED AND PARENT ENTITY	
	2002	2001
	$	$
Listed options exercisable by payment of 20 cents each on or before 30 September 2002	**115,064,725**	115,064,725
Unlisted employee and director options exercisable by payment of 13 cents each on or before 2 August 2004	**18,950,000**	–
Total options outstanding at the end of the year	**134,014,725**	115,064,725

	CONSOLIDATED		PARENT ENTITY	
	2002	2001	**2002**	2001
	$	$	**$**	$
15. ACCUMULATED LOSSES				
Accumulated losses at the beginning of the financial year	**(33,135,573)**	(32,204,317)	**(32,830,368)**	(31,899,112)
Loss attributable to members of the parent entity	**(11,485,367)**	(931,256)	**(11,414,916)**	(931,256)
Accumulated losses at the end of the financial year	**(44,620,940)**	(33,135,573)	**(44,245,284)**	(32,830,368)
16. COMMITMENTS				
Operating Lease Commitments				
Future non-cancellable operating lease rentals for premises not provided for in the financial statements and payable:				
Not later than 1 year	**107,290**	93,032	**107,290**	93,032
Later than one year but not later than 2 years	**30,456**	–	**30,456**	–
	137,746	93,032	**137,746**	93,032

Exploration Expenditure

In order to maintain mining tenements, the economic entity and the Company are committed to meet the prescribed conditions under which the tenements were granted. Minimum Department of Minerals and Energy annual expenditure commitments on tenements held at 30 June 2002 amount to $3,211,830 (2001: $3,503,751). These commitments may be met in the normal course of operations by future capital raisings and/or farmout and under certain circumstances are subject to the possibility of adjustment to the amount and timing of such obligations or by their relinquishment.

Balanggarra Native Title Accord

In August 1997, a native title accord was signed between the Company and the traditional owners of the Balanggarra native title claims. The agreement covers both mining and exploration activities within the Balanggarra claim area which covers 27,000 sq km of the north Kimberley.

The Balanggarra claimant group will receive a fee based on a percentage of on-ground costs as compensation for disruption and impact on the land.

If a mining operation is established a payment equal to 1.5% of the capital cost on building the plant will be payable. In addition, the agreement has a financial component whereby the group will receive a percentage of sales proceeds generated from the mining operation.

		INTEREST OF IMMEDIATE CHIEF ENTITY		BOOK VALUE OF IMMEDIATE CHIEF ENTITY INVESTMENT	
	Place of Incorporation	**2002** %	2001 %	**2002** $	2001 $
17. INVESTMENTS IN CONTROLLED ENTITIES					
Bulgurri Diamonds Pty Ltd	WA	**100**	100	**–**	–
Striker Diamonds Pty Ltd	WA	**100**	100	**606,870**	606,870
Less : Provision for diminution				**(606,870)**	(606,870)
				–	–
Jade Creek Resources Pty Ltd	WA	**100**	100	**3,099,443**	3,099,443
				3,099,443	3,099,443

All shares owned in controlled entities are ordinary shares.

Notes to and Forming Part of the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2002

	Principal Activity	Balance Date	OWNERSHIP INTEREST 2002 %	OWNERSHIP INTEREST 2001 %	INVESTMENT CARRYING AMOUNT CONSOLIDATED 2002 $	INVESTMENT CARRYING AMOUNT CONSOLIDATED 2001 $
18. INVESTMENT IN ASSOCIATE						
Consolidated New Sage Resources Ltd	Mineral Exploration	31 March	**27.65**	31	**–**	–

During prior years, the consolidated entity's share of losses of the associate reduced the carrying value of the investment to nil on consolidation.

Consolidated New Sage Resources Ltd (previously New Sage Resources Ltd) ('New Sage') announced in November 2000 that it had reached an agreement to acquire 100% of GenX Technology Corporation ('GenX') which is engaged in the development of a new generation of high efficiency, fiber transport solutions to address the explosive growth of Internet traffic volumes. The transaction would be a change of business/reverse takeover under Canadian Stock Exchange (CDNX) policies which will require New Sage's shares to remain halted pending sponsor and CDNX review. Trading was halted in October 2000 and the company's shares last traded at CDN$0.23.

Consolidated New Sage Resources Ltd ('New Sage') has recently reported that due to adverse market conditions it has agreed to terminate the previously proposed announced acquisition of GenX through a reverse takeover. Subject to shareholder approval and in return for New Sage transferring all rights it held in the technology to Syscor Research and Development Inc ('Syscor'), New Sage will acquire a 25% interest in Syscor.

New Sage plans to make application to the TSX Venture Exchange to have its shares resume trading.

New Sage's other principal asset is a 10% free carried interest to decision to mine in the Beta Creek Diamond project area.

At balance date, there were no material commitments or contingent liabilities of New Sage Resources Ltd.

19. SEGMENT INFORMATION

The economic entity operates predominantly in diamond resources exploration and investment in Australia. Revenue was predominantly earned from investment activities in Australia.

20. CONTINGENT LIABILITIES

Bank Guarantees

The Company has contractual obligations in respect of leased premises and exploration licences. These obligations are secured by bank guarantees amounting to $86,749 (2001: $83,597).

Financial Support – Controlled Entities

The chief entity has given unsecured undertakings to its controlled entities that it intends to provide the necessary financial support to enable them to meet their obligations as and when they fall due.

No material losses are anticipated in respect of the above contingent liabilities.

	CONSOLIDATED		PARENT ENTITY	
	2002	2001	**2002**	2001
	$	$	**$**	$

21. RECONCILIATION OF OPERATING LOSS AFTER TAX TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT ENTITY 2002 $	PARENT ENTITY 2001 $
Operating loss after income tax	**(11,485,367)**	(931,256)	**(11,414,916)**	(931,256)
Exploration expense written off	**10,525,041**	130,347	**781,307**	130,347
Profit on sale of plant and equipment	**(10,131)**	(7,454)	**(10,131)**	(7,454)
Provision for non-recovery of loan to controlled entity	**–**	–	**9,673,283**	–
Provision for employee entitlements	**14,514**	(14,804)	**14,514**	(14,804)
Depreciation	**16,884**	9,331	**16,884**	9,331
(Increase)/decrease in sundry debtors/prepayments	**(78,125)**	(29,947)	**(78,125)**	(29,947)
Increase/(decrease) in creditors	**(24,867)**	28,737	**(24,867)**	28,737
Net cash flows used in operating activities	**(1,042,051)**	(815,046)	**(1,042,051)**	(815,046)

22. REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS

Directors' remuneration

	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT ENTITY 2002 $	PARENT ENTITY 2001 $
Total income paid or payable, or otherwise, made available to all directors of the Company and controlled entities from the Company or any related party:	**314,850**	451,591	**314,850**	451,591

	CONSOLIDATED AND PARENT ENTITY	
	2002	2001
	Number	Number
The number of directors of the Company included in these figures are shown below in their relevant income bands:		
Income of:		
$ 10,000 to $ 19,999	**–**	3
$ 20,000 to $ 29,999	**1**	–
$ 50,000 to $ 59,999	**1**	1
$120,000 to $129,999	**–**	1
$210,000 to $219,999	**–**	1
$230,000 to $239,999	**1**	–

Notes to and Forming Part of the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2002

	CONSOLIDATED AND PARENT ENTITY	
	2002	2001
	$	$

22. REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS (continued)

Executives' remuneration

	2002	2001
	$	$
Total remuneration received, or due and receivable from the Company or related parties by executive officers whose income is $100,000 or more:	**567,428**	495,280

	2002 Number	2001 Number
The number of executive officers (including directors) whose remuneration from the Company or related parties fall within the following bands:		
$120,000 to $129,999	**–**	1
$150,000 to $159,999	**1**	1
$170,000 to $179,999	**1**	–
$210,000 to $219,999	**–**	1
$230,000 to $239,999	**1**	–

Directors' and executives' remuneration excludes insurance premiums paid by the parent entity in respect of directors' and officers' liability insurance contracts as the contracts do not specify premiums paid in respect of individual directors and officers and disclosure of the amount of premium paid is prohibited under the terms of the contract.

On 27 July, 2001 shareholders approved the issue of 13,000,000 options to directors and executive officers. On 30 November 2001, shareholders approved the issue of 2,000,000 options to Mr C. W. Duchatel. The options were granted for nil consideration. Each option is convertible into one ordinary share by payment of 13 cents each on or before 2 August 2004.

The remuneration disclosed above excludes any value of options issued. (Refer directors' report).

23. RELATED PARTY INFORMATION

Directors

The names of persons who were directors of the Company at any time during the year ended 30 June 2002 are: Messrs C. Dodd, E. W. J. Tyler, C. W. Duchatel, C. Readhead (alternate C. J. Dodd) and T. Mainprize.

Mr Duchatel was appointed to the board on 9 July 2001. Mr T. Mainprize resigned from the board on 9 July 2001.

Ownership interest in related parties

Interests held in controlled entities are set out in Note 17 to the financial statements.

Amounts receivable from or payable to related parties

Such amounts are included under the relevant headings in Notes 6 and 12 to the financial statements. Loans between entities in the wholly owned group are interest free.

During the financial year advances made to New Sage Resources Ltd, an associated entity, was $12,359 (2001: $59,680) and to controlled entities $2,200,498 (2001: $2,630,935).

Transactions with Director related entities

All transactions with related parties are made on normal commercial terms and conditions except where indicated. During the period controlled entities have transacted with the chief entity. Controlled entities entered into transactions with director related entities in respect of the "on charge" of office expenses and shared lease costs which were trivial in nature and on terms and conditions no more favourable than those available in similar arms length dealings.

23. RELATED PARTY INFORMATION (continued)

Transactions with Director related entities (continued)

The Company in the prior year engaged the services of Keith C. Dodd Consulting Engineers to oversee the processing plant upgrade and HMS installation. The value of transactions for engineering services during the current year amounted to $Nil (2001: $31,061).

An alternate director of the Company Mr C. Readhead has an interest as a partner in the legal firm Pullinger Readhead Stewart. This firm provides legal advice to the Company in the ordinary course of business. The value of transactions during the year amounted to $42,195 (2001: $34,630).

E. W. J. Tyler and Associates provide consulting services to company to the company in the ordinary course of business. The value of transactions during the year amount to $12,000 (2001: $4,071) and have been included in directors remuneration.

Widara Pty Ltd, a company associated with Mr Duchatel, provided consulting services to the Company in the ordinary course of business. The value of transactions during the year amounted to $8,800 (2001:$Nil).

Director Service Agreements

The Company has extended its service agreement with Mr Dodd for a two (2) year period beginning 21 October 2002 and is on normal industry terms and conditions. Benefits payable on termination in certain circumstances to the director under the service agreement amounts to $581,756 (2001: $285,333).

Share and option transactions with directors and their director related entities:

The aggregate number of shares and options issued to directors of the Company and the economic entity and their director related entities during the period were:

		CONSOLIDATED		PARENT ENTITY	
ISSUING ENTITY	**Class**	**2002**	2001	**2002**	2001
Striker Resources NL	Shares	893,024	–	893,024	–
	Options	9,000,000	–	9,000,000	–

The shares were issued at a price of 7.0 cents each as a result of directors taking up their entitlements pursuant to a Prospectus dated 22 March 2002.

The aggregate number of shares and options held by directors of the Company and the economic entity and their director-related entities at balance date were:

		CONSOLIDATED		PARENT ENTITY	
ISSUING ENTITY	**Class**	**2002**	2001	**2002**	2001
Striker Resources NL	Shares	9,376,745	8,383,721	9,376,745	8,383,721
	Options	9,000,000	–	9,000,000	–

24. EARNINGS PER SHARE

	2002 $	2001 $
Loss used in calculation of loss per share	11,485,367	931,256
Basic loss per share	3.0 cents	0.32 cents

Diluted loss per share is the same as basic loss per share.

	2002 Number	2001 Number
Weighted average number of ordinary shares on issue used in the calculation of basic and diluted earnings per share	340,510,795	292,945,304

Notes to and Forming Part of the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2002

25. SUBSEQUENT EVENTS

(i) Subsequent to the end of the financial year, the parent entity ('Striker') commenced civil proceedings in the Supreme Court of Western Australia against AngloGold Australia Limited. The action was taken as a result of AngloGold's application for mining tenements in the North Kimberley region of Western Australia which adjoin Striker's tenement interests associated with that region's gold potential. Striker alleges that these tenements were identified and applied for in breach of a Confidentiality Agreement. Striker is seeking, amongst other things, a declaration that the mining tenements applied for will be held on constructive trust for Striker and damages.

(ii) On 20 September 2002 Striker announced the placement of 13,333,333 ordinary fully paid shares at a price of 7.5 cents each to raise $1.0 million.

(iii) Subsequent to the end of the financial year, Striker advanced on commercial terms an amount of $250,000 to Giants Reef Mining Ltd, a director related entity. The advance is secured and is due for repayment on 30 September 2002.

26. FINANCIAL INSTRUMENTS DISCLOSURE

(a) Interest Rate Risk

The economic entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below.

Exposures arise predominantly from assets and liabilities bearing variable interest rates.

	Notes	Weighted average effective interest rate %	1 year or less $	Non interest bearing $	Total $
30 June 2002					
Assets					
Cash	5	4.35	1,995,712	–	1,995,712
Receivables	6	–	–	262,205	262,205
Total Financial Assets			1,995,712	262,205	2,257,917
Liabilities					
Trade and other creditors	11		–	671,380	671,380
Disputed borrowing	12(b)		–	2,273,930	2,273,930
Total Financial Liabilities			–	2,945,310	2,945,310
Net Financial Assets/(Liabilities)			1,995,712	(2,683,105)	(687,393)
30 June 2001					
Assets					
Cash	5	5.9	3,663,161	–	3,663,161
Other debtors	6	–	–	277,587	277,587
Total Financial Assets			3,663,161	277,587	3,940,748
Liabilities					
Trade and other creditors	11	–	–	430,530	430,530
Disputed borrowing	12(b)		–	2,273,930	2,273,930
Total Financial Liabilities		–		2,704,460	2,704,460
Net Financial Assets/(Liabilities)			3,663,161	(2,426,873)	1,236,288

(b) Net Fair Value of Financial Assets and Liabilities

The net fair value of financial assets and financial liabilities of the economic entity approximates their carrying value.

(c) Credit Risk Exposures

The credit risk on financial assets of the economic entity which have been recognised on the Statement of Financial Position, other than investments in shares, is generally the carrying amount, net of any provisions for doubtful debts.

Directors' Declaration

STRIKER RESOURCES

In the opinion of the directors of Striker Resources NL:

(a) the financial statements and notes, set out on pages 24 to 40 are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2002 and of their performance, as represented by the results of their operations and their cash flows, *for the year ended on that date; and*

  (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Perth this 27th day of September 2002.

Signed in accordance with a resolution of the Directors:

Clayton J. Dodd
Director

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

QV1
250 St Georges Terrace
PERTH WA 6000
GPO Box D198
PERTH WA 6840
DX 77 Perth
Australia
www.pwcglobal.com/au
Telephone +61 8 9238 3000
Facsimile +61 8 9238 3999

Independent Audit Report

TO THE MEMBERS OF STRIKER RESOURCES N.L.

Audit opinion

In our opinion, the financial report, set out on pages 24 to 41:

- presents a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Striker Resources NL and the Striker Resources Group (defined below) as at 30 June 2002 and of their performance for the year ended on that date
- is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report – responsibility and content

The preparation of the financial report for the year ended 30 June 2002 is the responsibility of the directors of Striker Resources NL. It includes the financial statements for Striker Resources NL (the Company) and for the Striker Resources Group (the Group), which incorporates Striker Resources NL and the entities it controlled during the year ended 30 June 2002.

The auditor's role and work

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company. Our role was to conduct the audit in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our audit did not involve an analysis of the prudence of business decisions made by the directors or management.

In conducting the audit, we carried out a number of procedures to assess whether in all material respects the financial report presents fairly a view in accordance with the Corporations Act 2001, Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001, which is consistent with our understanding of the Company's and the Group's financial position, and their performance as represented by the results of their operations and cash flows.

PRICEWATERHOUSECOOPERS

The procedures included:

- selecting and examining evidence, on a test basis, to support amounts and disclosures in the financial report. This included testing, as required by auditing standards, certain internal controls, transactions and individual items. We did not examine every item of available evidence
- evaluating the accounting policies applied and significant accounting estimates made by the directors in their preparation of the financial report
- obtaining written confirmation regarding material representations made to us in connection with the audit
- reviewing the overall presentation of information in the financial report.

Our audit opinion was formed on the basis of these procedures.

Independence

As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

In addition to our statutory audit work, we were engaged to undertake other services for the Group. These services are disclosed in note 3(c) to the financial statements. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers

PricewaterhouseCoopers

N Henry

Nick Henry
Partner

Perth, Western Australia
27 September 2002

ASX Additional Information

Additional information required by the Australian Stock Exchange Limited Listing Rules not disclosed elsewhere in this report and applicable as at 11 October 2002.

1. Distribution of Equity Securities

Category	Number of Holders Ordinary Shares
1 - 1,000	412
1,001 - 5,000	1,392
5,001 - 10,000	1,657
10,001 - 100,000	3,372
100,000 and over	585
	7,418
Holding less than a marketable parcel	2,196

2. Twenty Largest Shareholders

20 Largest Holders	Current Status Number of Ordinary Shares	Percentage of Issued Shares
National Nominees Limited	15,420,543	3.90%
Zero Nominees Pty Ltd	13,691,743	3.47%
Bow Lane Nominees Pty Ltd	11,169,000	2.83%
Dodd Financial Services Pty Ltd	9,266,218	2.35%
OIC Nominees Limited	7,333,333	1.86%
Westpac Custodian Nominee	6,205,468	1.57%
Brislan Nominees Pty Ltd	5,531,355	1.40%
Kation Pty Ltd	4,466,000	1.13%
Kefco Nominees Pty Ltd	3,075,000	0.78%
ANZ Nominees Limited	3,013,867	0.76%
Services Central Pathology Pty Ltd	3,000,000	0.76%
Marginata Pty Ltd	2,915,265	0.74%
Cordale Holdings Pty Ltd	2,000,000	0.51%
Central Pathology Pty Ltd	2,000,000	0.51%
Callen Investments Pty Ltd	1,972,106	0.50%
Paul Anthony Kearney	1,867,895	0.47%
Wabana Holdings Pty Ltd	1,815,404	0.46%
Merrill Lynch (Australia)	1,587,095	0.40%
David & Rina Likht	1,578,948	0.40%
Bellini Consultants Pty Ltd	1,560,000	0.39%
	99,469,240	25.19%

3. Unlisted Director & Employee Options

Expiry Date	Exercise Price	Number on Issue	Number of Holders
2 August 2004	13 cents	18,950,000	32

4. Voting Rights

On a show of hands every member in person or by proxy shall have one vote and upon a poll each share shall have one vote.

5. On Market Buy-Back

There is no current on-market buy back.